                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     ------------------------------------

                        SCHEDULE 13D (AMENDMENT NO.11)
                   Under the Securities Exchange Act of 1934

                             Data I/O Corporation
                     ------------------------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
                     ------------------------------------
                        (Title of Class of Securities)

                           CUSIP Number:  237690102

                              Glen F. Ceiley
                              Bisco Industries, Inc.
                              704 W. Southern Ave.
                              Orange, CA  92865
                              (714) 283-7140

                     ------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                June 17, 1999
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ( )





                              Page 1 of 14 Pages

            Exhibit Index on Page 8.

                                 SCHEDULE 13D

CUSIP No. 237690102

      1. Name of Reporting Person

         Mr. Glen F. Ceiley

      2. Check the Appropriate Box if a Member of a group (a) (X)
                                                          (b) ( )
      3. SEC Use Only

      4. Source of Funds

         PF

      5. Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) ( )

      6. Citizenship or Place of Organization

         U.S.A.

Number of      7. Sole Voting Power
Shares
Beneficially      900 shares of Common Stock
Owned By
Each           8. Shared Voting Power
Reporting
Person            1,285,225 shares of Common Stock (See Item 5)
With
               9. Sole Dispositive Power

                  900 shares of Common Stock

              10. Shared Dispositive Power

                  1,285,225 shares of Common Stock (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,285,925 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                         ( )

13. Percent of Class Represented by Amount in Row (11)

    17.77%

14. Type of Reporting Person

    IN
                              Page 2 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1. Name of Reporting Person

        Bisco Industries, Inc.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        WC

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        Illinois

Number of      7. Sole Voting Power
Shares
Beneficially      845,400 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  845,400 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    845,400 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    11.68%

14. Type of Reporting Person
    CO
                              Page 3 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1. Name of Reporting Person

        Bisco Industries, Inc. Profit Sharing and Savings Plan

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )

     3. SEC Use Only

     4. Source of Funds

        00
     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   ( )

     6. Citizenship or Place of Organization

        U.S.A.

Number of       7. Sole Voting Power
Shares
Beneficially       438,925 shares of Common Stock (See Item 5)
Owned By
Each
Reporting       8. Shared Voting Power
Person
With               0

                9. Sole Dispositive Power

                   438,925 shares of Common Stock (See Item 5)

               10. Shared Dispositive Power

                    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    438,925 shares of Common Stock (See Item 5).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares   ( )

13. Percent of Class Represented by Amount in Row (11)
    6.06%

14. Type of Reporting Person
    EP
                              Page 4 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1. Name of Reporting Person

        Mr. Matthew Ceiley.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        PF

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        Illinois

Number of      7. Sole Voting Power
Shares
Beneficially      700 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  700 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    700 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    .01%

14. Type of Reporting Person
    IN
                              Page 5 of 14 Pages

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Item 3 to Schedule 13D is amended as follows:

         Mr. Glen Ceiley purchased directly 900 shares for a total consideration of $2,137.50 from his personal funds. Mr. Matthew Ceiley, son of Mr. Glen Ceiley, purchased directly 700 shares for a total consideration of $962.50 from his personal funds. Bisco purchased 845,400 shares for a total consideration of $1,658,185.57. Bisco paid for such Shares from its working capital, including funds made available in the ordinary course of business under its working capital credit facility. The Plan purchased 438,925 shares for a total consideration of $1,173,077.07 using funds held in the Plan for investment purposes.

                               Page 6 of 14 Pages

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5 to Schedule 13D is amended as follows;

         (a) As of the close of business on June 17, 1999 the Reporting Persons owned in the aggregate, 1,285,925 Shares, which represent approximately 17.77% of the 7,238,311 Shares outstanding as of April 1, 1999 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended April 1, 1999. In accordance with Rule 13d-5(b)(1) of the General Rules and regulations under the Securities Exchange Act of 1934, as amended, each of Mr. Glen Ceiley, individually and as Trustee of the Plan, the Plan, Bisco and Mr. Matthew Ceiley individually may be deemed to have acted as a group and such group may be deemed to have acquired beneficial ownership of Shares beneficially owned by any of such persons.

         As of the close of business on June 17, 1999, Mr. Glen Ceiley beneficially owned an aggregate of 1,285,225 Shares, of which 900 shares were owned by Mr. Ceiley individually, 845,400 Shares were owned by Bisco, of which Mr. Glen Ceiley is the sole stockholder and President, and 438,925 Shares were held by Mr. Glen Ceiley as sole Trustee of the Plan, and Mr. Matthew Ceiley owned 700 shares.

         (b) Mr. Glen Ceiley has the sole power to vote and to dispose of the Shares owned by the Plan and Bisco.

         (c) The reporting persons purchased and sold Shares in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated herein by reference.

         (d) Not applicable

         (e) Not applicable


                               Page 7 of 14 Pages

Item 7.  Material to be Filed as Exhibits
         ------------------------------------------

         Exhibit 1. Joint Filing Agreement dated as of          Page Number
         June 23, 1999                                              14

                              Page 8 of 14 Pages

                                  SCHEDULE 1


The Reporting Persons have engaged in the following transactions in Shares since March 16, 1999, the last day on which a transaction in the shares by the reporting persons was reported on the Schedule 13D. All transactions involved purchases of Shares on the NASDAQ.


Transaction               Number of        Price
   Date                    Shares        Per Share*        Purchaser
-----------               -----------   -----------  ----------------------

17-MAR-99                   6,000           1.5000      PLAN
19-MAR-99                   2,900           1.4375      PLAN
23-MAR-99                   8,100           1.3912      PLAN
26-MAR-99                  12,600           1.3403      PLAN
26-MAR-99                     700           1.3750      M. CEILEY
 5-MAY-99                   7,000           1.3750      BISCO
 7-MAY-99                   6,000           1.3750      BISCO
11-MAY-99                   5,600           1.3750      BISCO
12-MAY-99                     400           1.3750      BISCO
14-MAY-99                     300           1.3125      BISCO
17-MAY-99                   1,300           1.3125      BISCO
19-MAY-99                     500           1.3125      BISCO
20-MAY-99                   3,900           1.3125      BISCO
25-MAY-99                   8,000           1.2188      BISCO
26-MAY-99                   4,000           1.1250      BISCO
 4-JUN-99                   4,000           1.3125      BISCO
10-JUN-99                   4,700           1.3052      BISCO
16-JUN-99                   3,300           1.2500      BISCO
17-JUN-99                   4,000           1.2500      BISCO

* Excluding commissions



                              Page 9 of 14 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 23, 1999



                       /s/ Matthew Ceiley
                    --------------------------
                    Name:  Matthew Ceiley


                              Page 10 of 14 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 23, 1999



                       /s/ Glen F. Ceiley
                    --------------------------
                    Name:  Glen F. Ceiley


                              Page 11 of 14 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 23, 1999



                         Bisco Industries, Inc.


                             /s/ Glen F. Ceiley
                          ---------------------------------
                          Name:  Glen F. Ceiley
                          Title: President

                              Page 12 of 14 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 23, 1999


                    Bisco Industries, Inc.
                    Profit Sharing And Savings Plan


                       /s/ Glen F. Ceiley
                    _______________________________
                    Name:  Glen  F. Ceiley
                    Title: Trustee


                              Page 13 of 14 Pages